Exhibit 99.1

Vertical Aerospace Announces First Half-Year 2024
Financial Results

Vertical Issues Shareholder Letter

London, UK & New York, USA | 17 September 2024 – Vertical Aerospace Ltd. (“Vertical” or the “Company”) (NYSE: EVTL; EVTLW), a global aerospace and technology company that is pioneering zero emission aviation, announces its financial results for the first half of the year ended June 30, 2024. Vertical has also issued a shareholder letter in conjunction with the filing of its first half-year results, which is posted to its investor relations website at investor.vertical-aerospace.com.

Stuart Simpson, CEO at Vertical, said:

“During the past few months we have delivered our most advanced full-scale VX4 prototype, have gone from first powered ground test to ‘wheels up’ in just one week and completed the first phase of our piloted test flight programme. Every day I continue to be deeply impressed by the phenomenal engineers we have and the progress we are making here in Bristol as we build a new generation of aviation. This could not be a more exciting time to follow Vertical as we accelerate through our piloted flight tests and work closely with the UK Civil Aviation Authority, our home regulator, on the path to certification.”

First Half-Year 2024 and Recent Operational Updates

●	Flight tests of new VX4 prototype: Vertical unveiled its next full-scale VX4 prototype in July and began piloted flight tests days later, following the UK Civil Aviation Authority (CAA) issuing a Permit to Fly. This more advanced aircraft has 60% of its technology from tier-one aerospace partners, up from 10% on the previous prototype, marking a significant step towards the final certification aircraft. This is also the first use of Vertical’s proprietary batteries, designed and developed at the Vertical Energy Centre, in a piloted aircraft. Vertical’s new proprietary propellers designed specifically for eVTOLs are optimised for low noise and made of carbon fibre composite using a single-shot cure process to maximise integrity.

The VX4 recently completed Phase 1 of the piloted test flight programme. During Phase 1, the VX4 prototype conducted multiple piloted tethered flights and ground runs, across 20 piloted test sorties, completing a total of 70 individual test points, measuring 35,000 flight and system parameters. Vertical is now preparing to progress to piloted untethered thrustborne testing, as soon as it receives permission from the CAA. The flight tests have already shown the aircraft’s incredible stability – particularly in ground effect, typically one of the most challenging flight conditions.

●	Certification Progress: The CAA expanded the scope expanded the scope of Vertical’s Design Organisation Approval (DOA), which is a requirement for the Type Certification of the VX4 and its entry into service. At the same time, there has been strong regulatory collaboration, with the European Union Aviation Safety Agency (EASA) and the CAA agreeing how they will work together on the certification of the VX4.
●	Go To Market: At the Farnborough International Airshow, the team met existing and prospective customers, investors, suppliers, regulators and government agencies, who were able to explore the new prototype using a unique Apple Vision Pro experience. Vertical also brought its customers together in London for their Pioneers event in Q2 to bring them up to speed on the latest developments and hear their feedback.

In August, the UK Ministry of Defence (MOD) accepted Vertical’s application to join their Uncrewed Air Systems Heavy Lift Challenge framework. The aim of this £95m framework is to define capabilities and test solutions for the Royal Navy for non-weaponised cargo drone operations, with a special focus on ship-to-shore and ship-to-ship missions. Acceptance onto this framework means Vertical can participate in tenders issued by the Royal Navy, facilitating Vertical’s access to R&D funding, development support and in particular, the collaboration across the Uncrewed Air System community that membership of Defence Equipment & Support’s Heavy Lift Capability Framework provides.

●	Our People: Vertical continues to attract world-class aerospace professionals, including, Martyn Ashford, Head of Aircraft Programmes Development from Leonardo. It also appointed Ben Story to the Board of Directors as an independent non-executive director and Charlotte Cowley as Director of Strategic Finance responsible for executing Vertical’s fundraising strategy. Ben was formerly Strategic Marketing Director at FTSE 100 Rolls-Royce plc and, before that, Managing Director at Citi. Charlotte has previously led Investor Relations for the FTSE100 Burberry Group plc, and FTSE250 Aston Martin Lagonda plc, where she supported successful capital raises. In May 2024, Stuart Simpson, formerly Vertical’s CFO and a seasoned FTSE100 executive, was appointed as CEO to lead the company through the pivotal phase of certifying and commercializing its VX4 aircraft. Stephen Fitzpatrick, founder, majority shareholder and former CEO of Vertical, remains on Vertical’s board of directors as a non-executive director, focusing on business strategy and the delivery of the company’s vision.

In September 2024, Vincent Casey was appointed to rejoin the Vertical Board as a Non-Executive Director, having previously served as a member of the board of directors from May 2021 to August 2023 and as Vertical’s Chief Financial Officer from November 2020 to February 2023. Vincent is currently the Chief Financial Officer at Ovo Energy, a leading energy supply group that includes one of Europe’s largest independent energy retailers, a company he joined in 2013.

First Half-Year 2024 and Recent Financial Updates

●	Vertical maintained its industry-leading capital efficiency with an H1 2024 operating loss of £20 million ($25 million). The operating loss for the period primarily reflects the spend to successfully complete Vertical’s second full-scale prototype aircraft.
●	In May 2024, Vertical mutually agreed to exit Rolls-Royce’s contract to design an Electric Propulsion Unit (EPU). Under the agreement, Vertical received $34 million from Rolls-Royce which is expected to cover the anticipated costs of an alternative EPU design contract and provided an extension to the cash runway. This followed Rolls-Royce’s announcement in November 2023 of its intention to seek a partner or buyer for its advanced air mobility activities. Vertical is already working with other EPU suppliers and does not anticipate this having any impact on the completion of their prototypes.
●	Over the half, Vertical was awarded an £8 million ($10 million) UK Government grant from the Aerospace Technology Institute (ATI) for its next-generation propeller development. Vertical also received a cash amount of $25 million from Imagination Aero Investments Ltd., a company owned by Vertical founder, Stephen Fitzpatrick, in connection with an investment agreement dated February 22, 2024 (the “Investment Agreement”). Vertical is in discussion with regards to the second $25 million tranche of the investment committed under the Investment Agreement, which remains outstanding.

Financial Outlook

●	As of June 30, 2024, Vertical had cash and cash equivalents of £67m / $84m.
●	The 2024 capital plan continues to remain on track, with net cash outflows from operations in the second half of the year expected to be between £40m to £45m.
●	Net cash outflows incurred in the second half of the year will be in relation to the advancement of Vertical’s piloted flight test programme.
●	As of the date of this report, Vertical had approximately £48m / $63m of cash and cash equivalents on hand.
●	As previously announced, Vertical will need to raise capital to fund its future operations and remain as a going concern. Vertical intends to do so and are in discussions regarding potential third party investment. The timely receipt of an amount equal or equivalent to the second tranche committed under the Investment Agreement is required to extend its projected cash runway into the third quarter of 2025 (from the second quarter of 2025).
●	On September 16, 2024, following the requisite shareholder approvals at Vertical’s Annual General Meeting earlier on the same day, Vertical’s Board of Directors authorised the implementation of a reverse share split at a ratio of 1 for 10, with an effective date of September 20, 2024.

The above forward-looking statements reflect our expectations for the six months ending June 30, 2024, as of September 17, 2024, and are subject to substantial uncertainty. Our results are based on assumptions that we believe to be reasonable as of this date, but may be materially affected by many factors, as discussed below in “Forward-Looking Statements.”

About Vertical Aerospace

Vertical Aerospace is a global aerospace and technology company pioneering electric aviation.

Vertical is creating a safer, cleaner and quieter way to travel. Vertical’s VX4 is a piloted, four passenger, Electric Vertical Take-Off and Landing (eVTOL) aircraft, with zero operating emissions. Vertical combines partnering with leading aerospace companies, including GKN, Honeywell and Leonardo, with developing its own proprietary battery and propeller technology to create the world’s most advanced and safest eVTOL.

Vertical has 1,500 pre-orders of the VX4 worth $6bn, with customers across four continents, including Virgin Atlantic, American Airlines, Japan Airlines, GOL and Bristow. Headquartered in Bristol, the epicentre of the UK’s aerospace industry, Vertical was founded in 2016 by Stephen Fitzpatrick, founder of the OVO Group, Europe’s largest independent energy retailer.

Vertical’s experienced leadership team comes from top tier automotive and aerospace companies such as Rolls-Royce, Airbus, GM and Leonardo. Together they have previously certified and supported over 30 different civil and military aircraft and propulsion systems.

For more information:

Justin Bates, Head of Communications

Justin.bates@vertical-aerospace.com

+44 7878357463

Samuel Emden, Head of Investor Affairs

Samuel.emden@vertical-aerospace.com

+447816 459 904

Vertical Media Kit

Available here.

Unaudited Condensed Consolidated Interim Statements of Income and Comprehensive Income

	H1’2024	H1’2023
	£ 000	£ 000
Research and development expenses	(31,951)	(27,500)
Administrative expenses	(20,710)	(24,266)
Related party administrative expenses	(42)	(42)
Other operating income	32,763	2,861

Operating loss	(19,940)	(48,947)
Finance income	7,397	32,333
Finance costs	(11,026)	(8,140)
Net finance income/(costs)	(3,629)	24,193

Loss before tax	(23,569)	(24,754)
Income tax expense	6,448	12,984

Net loss for the period	(17,121)	(11,770)
Foreign exchange translation differences	1,162	(6,922)

Total comprehensive loss for the period	(15,959)	(18,692)

Unaudited Condensed Consolidated Interim Statement of Cashflows

	H1’2024 £ 000	H1’2023 £ 000
Cash flows from operating activities
Net loss for the period	(17,121)	(11,770)
Adjustments to cash flows from non-cash items:
Depreciation and amortization	1,094	990
Depreciation on right of use assets	326	327
Finance costs/(income)	3,629	(24,193)
Share based payment transactions	4,785	7,056
Income tax credit	(6,448)	(12,984)
Non-cash gain (settled in treasury shares)	(803)	—
	(14,538)	(40,574)
Working capital adjustments:
(Decrease)/increase in trade and other receivables	(3,035)	802
Increase/(decrease) in trade and other payables	84	(4,603)
Income taxes received	15,838	11,319
Net cash outflow from operating activities	(1,651)	(33,056)
Cash flows from investing activities
Decrease in financial assets at amortized cost	—	59,886
Acquisitions of property plant and equipment	(391)	(1,304)
Acquisition of intangible assets	—	(73)
Interest income on deposits	1,168	2,337
Net cash inflow from investing activities	777	60,846
Cash flows from financing activities
Proceeds from issue of shares	—	180
Proceeds from issue of shares to related party	15,629	—
Proceeds from issue of warrants to related party	3,907	—
Payments to lease creditors	(396)	(349)
Net cash (outflow) from financing activities	19,140	(169)
Net increase/(decrease) in cash at bank	18,266	27,621
Cash at bank as at January 1	48,680	62,927
Effect of foreign exchange rate changes	(160)	(855)
Cash at bank as at June 30	66,786	89,693

Unaudited Condensed Consolidated Interim Statement of Financial Position

	H1’2024 £ 000	H1’2023 £ 000
Non-current assets
Property, plant and equipment	3,653	3,821
Right of use assets	2,128	2,453
Intangible assets	481	1,018
	6,262	7,292
Current assets
Trade and other receivables	20,058	26,413
Restricted cash	1,700	1,700
Cash and cash equivalents	66,786	48,680
	88,544	76,793
Total assets	94,806	84,085
Equity
Share capital	17	17
Other reserve	97,254	86,757
Treasury share reserve	(803)	—
Share premium	273,824	257,704
Accumulated deficit	(412,373)	(394,257)
Total equity	(42,081)	(49,779)
Non-current liabilities
Lease liabilities	1,748	1,977
Provisions	327	256
Derivative financial liabilities	112,770	109,291
Trade and other payables	3,955	3,922
	118,800	115,446
Current liabilities
Lease liabilities	558	643
Warrant liabilities	610	907
Trade and other payables	16,919	16,868
	18,087	18,418
Total liabilities	136,887	133,864
Total equity and liabilities	94,806	84,085

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act and Section 21E of the Exchange Act. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the design and manufacture of the VX4, our future results of operations and financial position and expected financial performance and operational performance, liquidity, growth and profitability strategies, business strategy and plans and objectives of management for future operations, including the building and testing of our prototype aircrafts on timelines projected, selection of suppliers, certification and the commercialization of the VX4 and our ability to achieve regulatory certification of our aircraft product on any particular timeline or at all, our ability and plans to raise additional capital to fund our operations, including as a result of any ongoing or future discussions with potential investors, statements regarding receipt of the committed funding from Company’s founder and majority owner, our plans to mitigate the risk that we are unable to continue as a going concern, our plans for capital expenditures, the expectations surrounding pre-orders and commitments, the features and capabilities of the VX4, the transition towards a net-zero emissions economy, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: our limited operating history without manufactured non-prototype aircraft or completed eVTOL aircraft customer order; our potential inability to raise additional funds when we need or want them, or at all, to fund our operations; our limited cash and cash equivalents and recurring losses from our operations raise significant doubt (or raise substantial doubt as contemplated by PCAOB standards) regarding our ability to continue as a going concern; our potential inability to produce or launch aircraft in the volumes or timelines projected; the potential inability to obtain the necessary certifications for production and operation within any projected timeline, or at all; the inability for our aircraft to perform at the level we expect and may have potential defects; our history of losses and the expectation to incur significant expenses and continuing losses for the foreseeable future; the market for eVTOL aircraft being in a relatively early stage; any accidents or incidents involving eVTOL aircraft could harm our business; our dependence on partners and suppliers for the components in our aircraft and for operational needs; the potential that certain strategic partnerships may not materialize into long-term partnership arrangements; all of the pre-orders received are conditional and may be terminated at any time and any pre-delivery payments may be fully refundable upon certain specified dates; any circumstances; any potential failure to effectively manage our growth; our inability to recruit and retain senior management and other highly skilled personnel; we have previously identified material weaknesses in our internal controls over financial reporting which if we fail to properly remediate, could adversely affect our results of operations, investor confidence in us and the market price of our ordinary shares; as a foreign private issuer we follow certain home country corporate governance rules, are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 14, 2024, as such factors may be updated from time to time in our other filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.